

August 8, 2013

<u>Via E-mail</u>
Richard K. Coleman, Jr.
President and Chief Executive Officer
Crossroads Systems, Inc.
11000 North Mo-Pac Expressway
Austin, TX 78759

> **Re:  Crossroads Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 26, 2013**
> **File No. 333-188549**

Dear Mr. Coleman:

We have limited our review of your registration statement to those issues we have addressed in our comments.

<u>Prospectus Summary</u>

<u>Fortress Transactions, page 2</u>

1.  Please provide us your analysis supporting your reliance on the Section 4(2) exemption for the issuance of the warrants and related offer of the underlying shares of common stock, while the public offering under the Form S-1 was in progress.  You should note the applicability of the restriction on general solicitation.  In your response, please tell us the means by which Fortress was solicited.  For guidance, refer to Section II.C of Securities Act Release No. 8828 (August 3, 2007).

2.  Please expand to further describe the Fortress transaction, including:
    - The purpose and potential effect on investors of the assignment of substantially all your intellectual property to Fortress;
    - The significance of the assigned patent rights and the retained patents to your business; and
    - Whether you intend to exercise the Monetization Call Option to buy out Fortress's interest in the partnership.

3.  Refer to the second sentence of the last paragraph on page 2.  Your statement qualifying the disclosure in its entirety suggests that the summary descriptions of the agreements are not materially complete.  Please delete the phrase in its entirely or otherwise revise.

4.      It appears that you have not included the Agreements Regarding Issue Price that you describe at the bottom of page 6 but from which you qualify the disclosure.  Please file a copy of these agreements.

Executive Compensation

Employment Agreements and Severance Arrangements and Severance Arrangements, page 62

5.      We note the Form 8-K filed August 7, 2013.  As material, disclose the terms of Mr. Coleman's employment agreement.  Also, file the Employment Agreement as an exhibit as required by Item 601(b)(10) of Regulation S-K.

Item 15.  Recent Sales of Unregistered Securities

1. Private Placements, page II-3

6.      Please disclose the exemption claimed and facts relied upon to make the exemption available for the issuance of the warrants on July 2013.  Refer to Regulation S-K Item 701.

Exhibit 5.1

7.      Please file an opinion that removes the assumption in paragraph (4)(i).  Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

        Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                    Sincerely,

                                    /s/ Mark P. Shuman

                                    Mark P. Shuman
                                    Branch Chief—Legal

cc:     Via E-Mail
        J. Matthew Lyons, Esq.
        Andrews Kurth LLP